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SECU 03012528 MMISSION
...ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65165

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH., D.C. 101 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

490 Wheeler Rd. Suite 106
(No. and Street)

Hauppauge (City) NY (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Gardini / Thomas Allegra 631-851-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson CPA
(Name – *if individual, state last, first, middle name*)

23 Grand Ave (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M. Gardini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

DEIRDRE GALLAGHER NOTARY PUBLIC STATE OF NEW YORK No. 01GA6048742 SUFFOLK COUNTY EXP. OCT 2, 2006

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement ~~of Changes in Financial Condition~~. of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS LLC

FINANCIAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2002

AMERICAN CAPITAL PARTNERS LLC

REPORT INDEX

DECEMBER 31, 2002

ROBERT J. WILSON, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER AND DIRECTORS OF AMERICAN CAPITAL PARTNERS LLC

We have audited the accompanying statement of financial condition of American Capital Partners LLC as of December 31, 2002 and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Capital Partners LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Farmingdale, NY
February 25, 2002

Robert J. Wilson

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	106,365
Commissions receivable – clearing broker		525,743
Deposit with clearing broker		75,000
Prepaid expenses		40,589
Other		10,610
TOTAL ASSETS	**$**	**758,307**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	44,790
Commissions payable	$	250,442
Payroll taxes payable	$	106,679
TOTAL CURRENT LIABILITIES	**$**	**401,911**
MEMBER'S EQUITY		**356,396**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**758,307**

See the accompanying Notes to the Financial Statements.

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	**$**	**3,766,114**
EXPENSES:		
Commissions	$	2,006,924
Clearance charges		134,901
Compensation, Partners' bonuses and payroll taxes	$	381,381
Regulatory fees	$	146,712
Other brokerage charges		66,373
Insurance		28,624
Other		18,323
Total Expenses	**$**	**2,783,238**
NET PROFIT	**$**	**982,876**

See the accompanying Notes to the Financial Statements

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Member's Equity, January 1, 2002	$	- 0 -
Contributions		128,520
Member's draw		(755,000)
Net Profit		982,876
Member's Equity, December 31, 2002	$	**356,396**

See the accompanying Notes to the Financial Statements.

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	982,876
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Commissions receivable	$	(525,743)
Prepaid expense		(40,589)
Other assets		(10,610)
Increase in:		
Accounts payable and accrued expenses	$	44,790
Commissions payable		250,442
Payroll taxes payable		106,679
Total adjustments	$	(175,031)
Net cash provided by operating activities	$	807,845
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions	$	128,520
Increase deposit with clearing broker		(75,000)
Member draw		(755,000)
Net cash used in financing activities	$	(701,480)
NET INCREASE IN CASH	**$**	**106,365**
CASH:		
Beginning of year	$	- 0 -
End of year	$	106,365

See the accompanying Notes to the Financial Statements.

AMERICAN CAPITAL PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

American Capital Partners LLC (the "Company") was organized in New York on December 21, 2001 as a limited liability company under Section 203 of the Limited Liability Company law. The Company is wholly owned by Century Management LLC ("Parent"). American Capital Partners LLC commenced business operations on August 6, 2002.

Principal Business Activity:

The Company was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States. The Company receives commissions from the sales of its products from its clearing broker. The Company is registered with the Securities & Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a disregarded entity for tax purposes; accordingly, the income of the Company is taxed to the member.

AMERICAN CAPITAL PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

Revenue and Expense Recognition:

Commission income and related expense are recorded on an accrual basis as the transactions occur.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2002, the Company had net capital of $ 325,784, which was $ 275,545 in excess of its required minimum net capital of $ 50,239. The Company's ratio of aggregate indebtedness to net capital was 1.23 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company has entered into an expense agreement with the Parent. The Company is responsible for payment of commissions, clearing charges and regulatory fees. The Parent is responsible for salaries, rent and operating expenses.

During the year the Company had the following transactions with its parent company and other related parties:

Included in other assets is $250 receivable from Parent.

ROBERT J. WILSON, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT AUDITOR'S REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBER AND DIRECTORS OF AMERICAN CAPITAL PARTNERS LLC

We have audited the accompanying financial statements of American Capital Partners LLC as of and for the year ended December 31, 2002 and have issued our report thereon dated February 25, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2003

AMERICAN CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2002

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 356,396
NONALLOWABLE ASSETS	$ 30,612
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	$ 325,784
HAIRCUTS ON SECURITIES	$ - 0 -
NET CAPITAL	$ 325,784
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $401,911 OR $5,000 WHICHEVER IS GREATER	$ 26,794
EXCESS NET CAPITAL	$ 298,990
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM x-17a-5 AS OF DECEMBER 31, 2002)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART IIA UNAUDITED FOCUS REPORT	$ 305,197
DIFFERENCE DUE TO AUDIT ADJUSTMENTS	$ 20,587
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$ 325,784
TOTAL AGGREGATE INDEBTEDNESS	$ 401,911
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 1.23 to 1

See Independent Auditors' Report on Supplementary Information